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                               August 12, 2022

       Richard Toselli, M.D.
       President and Chief Executive Officer
       INVIVO THERAPEUTICS HOLDINGS CORP.
       One Kendall Square, Suite B14402
       Cambridge, MA 02139

                                                        Re: INVIVO THERAPEUTICS
HOLDINGS CORP.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed August 11,
2022
                                                            File No. 001-37350

       Dear Dr. Toselli:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment Proxy Statement on Schedule 14A, Filed August 11, 2022

       Questions and Answers about Voting at the Annual Meeting and Related Matters, page 1

   1.                                                   We note your disclosure
on Page 5:    As a result, a    broker non-vote    on Proposal No. 3
                                                        will have the same
effect as a vote    AGAINST    the proposal because the proposal
                                                        requires the
affirmative vote of a majority of the voting rights of our outstanding common
                                                        stock    and    if you
sign and return your proxy marked    ABSTAIN,    it will have the same
                                                        effect as a vote
AGAINST    the proposal, because each proposal requires the affirmative vote of a majority of
the voting rights of our outstanding common stock.

                                                        Please revise to:

                                                        (1) Clarify each of
your statements that broker non-votes and abstentions have the same effect as votes cast
against, in each place these statements appear in the proxy, to state that they do not have such
effect if the voting rights are exercised. I.e., despite the fact that a majority of the shares
outstanding may vote against a proposal, with broker non-votes and
 Richard Toselli, M.D.
INVIVO THERAPEUTICS HOLDINGS CORP.
August 12, 2022
Page 2
      abstentions included, the result could be the opposite     the proposal
will be approved
      where voting rights are exercised and mirrored voting occurs, and

      (2) Add mention of either broker non-votes or abstentions, as applicable, to each of the instances that only address abstentions or broker non-votes, so all instances address both broker non-votes and abstentions and not one or the other.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-
3257 if you any questions.



                                                            Sincerely,
FirstName LastNameRichard Toselli, M.D.
                                           Division of Corporation Finance
Comapany NameINVIVO THERAPEUTICS HOLDINGS CORP.
                                           Office of Life Sciences
August 12, 2022 Page 2
cc:       Rosemary Reilly, Esq.
FirstName LastName